Exhibit (a)(5)(E)
GALDERMA ANNOUNCES HSR CLEARANCE FOR ITS PROPOSAL TO
ACQUIRE COLLAGENEX PHARMACEUTICALS
Lausanne, Switzerland — March 19, 2008 Galderma Pharma S.A., a global specialty pharmaceutical company focused on dermatology, today announced that its U.S. holding company, Galderma Laboratories, Inc., has received clearance from the U.S. Federal Trade Commission, through the expiration of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, for its proposed acquisition of CollaGenex (NASDAQ: CGPI).
“We are pleased with the quick and orderly review of our proposal by the Federal Trade Commission and are confident in our ability to complete this transaction,” said Humberto C. Antunes, Chief Executive Officer of Galderma Pharma S.A. “With the acquisition of CollaGenex’s innovative products and portfolio, we believe Galderma will be even better positioned to serve the needs of dermatology patients.”
On February 26, 2008, Galderma announced that it had reached an agreement with CollaGenex, through which it will acquire all of the outstanding shares of CollaGenex at a price of $16.60 per share in cash. The transaction was unanimously approved by the boards of directors of Galderma and CollaGenex. Galderma is accomplishing the acquisition of CollaGenex through a tender offer, which commenced on March 10, 2008 and is scheduled to expire at 12:00 midnight, New York City time, at the end of Friday, April 4, 2008, unless the tender offer is extended. The tender offer is being conducted on the terms and subject to the conditions described in the Offer to Purchase, dated March 10, 2008, and the related Letter of Transmittal, which have been filed as part of a Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on March 10, 2008.
CollaGenex shareholders may contact Innisfree at the numbers listed at the bottom of this press release for more information.
About Galderma
Galderma, created in 1981 as a joint venture between Nestlé and L’Oréal, is a fully integrated specialty pharmaceutical company dedicated exclusively to the field of dermatology. The Company has a presence in 65 countries with over 1000 sales representatives and is committed to improving the health of skin with an extensive line of products that treat a range of dermatological conditions including: acne, rosacea, fungal nail infections, psoriasis & steroid-responsive dermatoses, pigmentary disorders, medical solutions for skin senescence and skin cancer. With a new research and development center in Sophia Antipolis, France Galderma has one of the largest R&D facilities dedicated exclusively to dermatology. Leading dermatology brands include Differin®, MetroGel 1%®/Rozex®, Clobex®, Tri-Luma®, Loceryl® and Cetaphil®. Recently launched products include Pliaglis®, a topical anaesthetic for dermatologic procedures in the United States, Epiduo®, an innovative combination product for the treatment of acne in Europe and Argentina, and Dysport®, an injectable neuromodulator for the correction of wrinkles in Brazil and Argentina. The Company’s website is www.galderma.com.

About CollaGenex
CollaGenex Pharmaceuticals, Inc. is a specialty pharmaceutical company currently focused on developing and marketing proprietary, innovative medical therapies to the dermatology market. CollaGenex’s 2007 revenues were $63.6 million, an increase of 141% over 2006 sales of $26.4 million,, driven by the acceptance of Oracea®. In July 2006, CollaGenex launched Oracea®, the first FDA-approved systemic product for the treatment of rosacea. Collagenex’s professional dermatology sales force also markets Alcortin® (1% iodoquinol and 2% hydrocortisone), a prescription topical antifungal steroid combination, and Novacort® (2% hydrocortisone acetate and 1% pramoxine HCl), a prescription topical steroid and anesthetic. CollaGenex recently completed a Phase II clinical trial to evaluate COL-118, a topical compound based on the SansRosa® technology, for the treatment of redness associated with rosacea and other skin disorders. CollaGenex recently acquired the rights to develop and commercialize becocalcidiol, a patented Vitamin D analogue that is currently in Phase II clinical trials for the topical treatment of mild to moderate psoriasis.
For more information on CollaGenex please visit CollaGenex’s Web site at www.collagenex.com, which does not form part of this press release.
Important Information About the Tender Offer
Galderma Laboratories, Inc. and its wholly owned subsidiary, Galderma Acquisition Inc., have filed a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and CollaGenex Pharmaceuticals, Inc. has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. These documents contain important information about the tender offer that should be read carefully before any decision is made with respect to the tender offer.
Shareholders of CollaGenex can obtain a free copy of these documents and other documents filed by CollaGenex or Galderma Laboratories, Inc. with the U.S. Securities and Exchange Commission at their website, www.sec.gov, or from the Information Agent, Innisfree M&A Incorporated, through the numbers listed at the end of this press release.
Forward Looking Statements
Statements in this press release regarding management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “could,” “could increase the likelihood,” “estimate,” “expect,” “intend,” “is planned,” “may,” “should,” “will,” “will enable,” “would be expected,” “look forward,” “may provide,” “would” or similar terms, variations of such terms or the negative of those terms. Such forward-looking statements involve known and unknown risks, uncertainties and other factors including those risks, uncertainties and factors referred to in the Company’s Quarterly Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission under the section “Risk Factors,” as well as other documents that may be filed by CollaGenex from time to time with the Securities and Exchange Commission as well as related to the satisfaction of the closing conditions in the merger agreement. As a result of such risks, uncertainties and factors, the Company’s actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein. CollaGenex is providing the information in this press release as of this date and assumes no obligations to update the information included in this press release or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Restoraderm®, SansRosa® and Oracea® are registered trademarks and IMPACS™ is a trademark of CollaGenex Pharmaceuticals, Inc.
Novacort® and Alcortin® A are trademarks of Primus Pharmaceuticals, Inc.
Differin®, Metrogel®, Clobex®, Tri-Luma®, Cetaphil® and Epiduo® are trademarks of Galderma Pharma S.A.
Pliaglis® is a trademark of Zars Pharma Inc. and Dysport® is a trademark of Ipsen Ltd.
All other trade names, trademarks or service marks are the property of their respective owners and are not the property of CollaGenex Pharmaceuticals, Inc. or any of our subsidiaries.
For further information:
Tender Offer Information
Innisfree M&A Incorporated
Shareholders: (in the US and Canada only) +1-877-800-5185
Banks, Brokers and Shareholders located outside the US and Canada: +1-212-750-5834
CollaGenex
Nancy C. Broadbent
Chief Financial Officer
Tel: +1-215-579-7388
Galderma
Alain Kirsch
Vice-President Human Resources & Communication
Tel: +33 (0)1 58 86 43 23
e-mail: alain.kirsch@galderma.com
(For U.S. Inquiries):
Dale Weiss
Tel: +1 817 961-5186
e-mail: dale.weiss@galderma.com
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